Abrams Industries, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339-2029
April 24, 2006
VIA EDGAR
United States Securities & Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-0404
Attn.: Rufus Decker

Re:	Abrams Industries, Inc.
Form 10-K for the fiscal year ended April 30, 2005
Forms 10-Q for the Quarter ended July and October 31, 2005 and January 31, 2006
File No. 0-10146
Dear Mr. Decker:
     On behalf of Abrams Industries, Inc. (the “Company”), this letter responds to the comments of the Staff of the Commission to the above-referenced filings, as set forth in your letter dated April 4, 2006. Each of the Company’s responses is set forth immediately below the text of the Staff comment.
Form 10-K for the year-ended April 30, 2005
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response

We will comply as necessary.

2.	We have reviewed your response to comment 5. Given the recurring losses reported by your energy and facilities solutions segment, it is not clear how you determined goodwill related to this reporting unit was not impaired. Please provide us with your goodwill impairment analysis as of April 30, 2005 for all reported goodwill. Your analysis should clearly demonstrate how you determined that an impairment did not exist for this reporting unit. Please also provide us with a summary of all significant assumptions used in your analysis as well as a discussion of how you determined it was appropriate to use these assumptions. For example, you should discuss and provide support for the growth rates and discount rates used.

Response

The Company performed the goodwill impairment test as of April 30, 2005, for its Energy and Facilities Solutions Segment.

As detailed in the attached exhibits, the fair value of the discounted cash flows exceeded the net asset value of the reporting unit at April 30, 2005 (See Exhibit A) by 239%. These conclusions are based on our in-depth review of its current operations, its strategy and tactical operating plan, its 5-year earnings forecast (See Exhibit B), and our assumptions of several standard valuation approaches, which include but are not limited to implied valuation multiples and discounted cash flow investment analyses (See Exhibit C & D).

The following information has been extracted from our written analysis underlying our projections as of April 30, 2005:

Discounted Cash Flow Method & Revenue Projections

Projections — 2006

Revenues incorporated in the FY2006 annual operating plan are comprised of 55% from recurring revenue in place at May 1, 2005, 28% from new revenue from existing customers (primarily Ritz-Carlton & Hyatt), and only 16% from new customers in various stages of the sales development cycle. A new salesperson has been hired to start June 1, 2005. See below for additional support on the revenue growth estimates.

Gross profit rates are expected to increase from 40% in fiscal 2005 to 57% in fiscal 2006 due to improved utilization of our engineering services capacity, the implementation of value pricing on the engineering offerings, and the streamlining implementations and monthly customer support on the other products (due in part to the conversion of legacy products to the new web and wireless product platform). The reporting unit is expected to achieve profitable operations, with net earnings of $231,000, and EBITDA of $730,000. The increase in capital expenditures from $431,000 in fiscal 2005 to $887,000 in fiscal 2006 is driven by additional hardware and software necessary to support the new web and wireless products and resulting higher sales volumes, as well as increased investment in capitalized product development resulting from the expansion of the web and wireless product lines. Contingency plans are also in place to re-size spending in order to meet the earnings and EBITDA goals in the event the timing of achieving planned revenue increases is longer than expected.

The reporting unit’s product development, client services and sales teams have worked closely with Hyatt and Ritz-Carlton, the reporting unit’s two largest (based on annual revenue) customers to incorporate their requirements into the next generation of our legacy products to the new web and wireless product platform. As a result, both of these key customers are requiring mandatory conversion to the new web and wireless products in their 2006 and 2007 capital spending budgets for all their hotels, with a combined budget exceeding $4M over two years for these two customers alone. Hyatt’s plans are supported by a letter of intent to move forward with an integrated web and wireless solution for all of their properties. A Hyatt test program for one of the products is targeted to begin in July 2005, in anticipation of implementing it throughout all Hyatt hotels. Ritz-Carlton’s program for expansion of the use of all of our offerings includes a mandate to all of their international properties, with a first-year budget exceeding $200,000 for the international properties alone.

Projections – 2007-2010

The reporting unit’s longer-term prospects reflect greater market share as a result of the new web and wireless software product development, combined with the Hyatt and Ritz-Carlton migration from the legacy products to the web and wireless products. This projection also reflects the decline of the legacy product revenues illustrated in the 5-year forecast as other customers migrate from these products to the web and wireless products. Most new sales of products will be based on the new web and wireless products during this period, and margins will increase as more customers shift to the new products, incorporating more efficient customer support processes, enhancing productivity and increasing capacity. A highly skilled development team continues to develop future solutions driven by market demand. The utility monitoring systems will be migrated to the web and wireless product platform, creating significant economies of support, far greater scalability and increased customer satisfaction,

At the same time, engineering services will continue to grow at a measured, sustainable pace, growing profitability by concentrating in the building performance engineering market segment, implementing more joint sales with the Company’s other subsidiaries and selectively improving the mix of projects to maximize utilization rates.

In our long-range projections, total revenues are projected to grow more than 110%, from approximately $5.7 million in fiscal 2006 to approximately $12 million in fiscal 2010. Gross margins are expected to increase from 57% in fiscal 2006 to 63% in fiscal 2010. This revenue growth projection is resulting primarily from the change in product mix to include more revenues generated from offerings delivered through the web and wireless product platform. In addition, the reporting unit has plans to increase its sales and marketing department with two additional people that will focus on marketing and selling the new web and wireless platform. Selling, general and administrative expenses as a percentage of revenues are expected to decline from approximately 50% in fiscal 2006 to 43% in fiscal 2010, as much of the increased investment in recent years will provide capacity and a platform for future growth. From fiscal 2006 to fiscal 2010, Net Earnings are projected to grow from $231,000 to $1.5 million, EBITDA from $730,000 to $3.7 million, and free cash flow from $(307,000) to $1.3 million. Capital expenditures will continue to grow, although at a much slower rate than revenues and earnings, reflecting the ongoing growth in capitalized product development spending and the need for additional server and software license capacity consistent with the growth of the customer base.
Fiscal 2006 Update Through January 31, 2006 (Third Quarter)
The original cash flow forecast when compared to the most recent forecast in fiscal 2006 have experienced differences primarily due to the delay in the software release date. The reporting unit was developing the software technology which is the next generation web-based property maintenance and service solution that fully automates maintenance management using the Internet and Wireless hand-held devices. The program to install this web and wireless product was originally scheduled to start in June 2005; however, the software release date was delayed due to the complexity of the software development and did not begin until November 2005. On March 9, 2006, the reporting unit received a letter of intent from Hyatt to implement the web and wireless product in 53 of their 120 properties. This program has started and continues today. The reporting unit has installed the web and wireless product at nine (9) properties and has another thirteen (13) in backlog with signed contracts. The reporting unit is also expecting a master contract that will cover installation of the web and wireless product in the additional 67 properties and will have a seven year contract term for customer support. Based on the information above and performing approximately 10 – 14 installations a month, the reporting unit anticipates positive cash flow in fiscal 2007.

The reporting unit has received a contract from Ritz-Carlton to place a dedicated Engineering Account Manager to optimize its energy-efficient engineering program which commenced in December 2005. The reporting unit has also received corporate approval via a written confirmation to install the web and wireless product in 45 of Ritz’s properties by December 2006. Currently, the reporting unit has installed the web and wireless product at five (5) properties and has received nine (9) signed contracts which are in backlog.

Thus, while we have not met or performed in accordance with our fiscal 2006 projections due to the delay in our software release dates, our current run rate is up to where we believe it should be in order to achieve positive cash flow in fiscal 2007. In addition, the majority of the transactions that were contemplated for fiscal 2006 either have been achieved or will be in the upcoming fiscal year.

Discount Rate

Assuming a 12% cost of capital, the discounted present value of the forecasted 5-year cash flows was $11.6 million (See Exhibit D). Comparing this fair value of the discounted cash flows of $11.6 million exceeds the $4.8 million net asset value at April 30, 2005 (See Exhibit A).

The cost of capital was determined by computing an weighted average of its cost of equity and cost of debt. The cost of equity was computed using the risk free rate of return plus Beta times the difference between the Company’s historical market return minus the risk free rate of return. (Re = Rf + Beta (Rm – Rf)). The Company initially used the Ibbotson beta for inclusion in its analysis which is based on weighted average of regression beta and peer group beta. However, due to the low trading volume of ABRI common stock, the Company came to believe that the reported Ibbotson beta was too low. For conservatism and to ensure the impairment test would be demanding, the Company increased the beta from .7 to 2.5. Cost of debt was determined by the weighted average rate of all outstanding debt after tax. Taking the proportion of equity and debt as of April 30, 2005, times the computed figures above produced a weighted average cost of capital of 11.79%.

Valuation Multiples

Since valuation is not an exact science, management reached its conclusions regarding the reporting unit’s fair value by relying on its detailed review of the reporting unit’s business plans, its regular sales and operations planning meetings, verbal and written customer commitments, and its analysis and interpretation of the results derived from the utilization of certain valuation tools. Management evaluated multiples of sales (See Exhibit C) and EBITDA and discounted projected cash flows to determine the present value and internal rate of return (IRR) of the projected operating results (See Exhibit D).

In consultation with an outside financial advisor, the reporting unit has concluded that small business market valuation multiples generally reflect a range of 1x to 4x revenues and 4x to 8x EBITDA, depending on projected growth rates. The $4.8 million net asset value at April 30, 2005, compares favorably to the reporting unit’s forecasted revenues for this year and next, at multiples of 0.85x and 0.71x, respectively (See Exhibit D). The $4.8 million valuation also is near the midpoint of the range at 6.6x fiscal 2006 forecasted EBITDA and at the low end of the range at 4.3x fiscal 2007 projected EBITDA (See Exhibit D).

Sensitivity Analysis

A sensitivity analysis was performed on the reporting unit by increasing the discount rate by 100 basis points and lowering the revenue growth by 50%, which still resulted in no impairment (See Exhibit F & G).

Conclusion

Based on the analysis above, the reporting unit determined that there was no impairment as of April 30, 2005. In addition, the reporting unit plans on performing its impairment test as of April 30, 2006, and does not anticipate an impairment.
Note 8 – Mortgage Notes Payable and Leases, page 30
3.	We have reviewed your response to comment 7. Please tell us more about your accounting treatment of tenant improvements. Specifically, address the following:
•	Clarify how you record the cost of tenant improvements on your financial statements in situations when you determine the improvements belong to you and in situations when you determine the improvements belong to the lessee;

•	In situations when you consider the improvements to belong to the lessee, tell us how you determined it was appropriate to treat the improvements as lease incentives; and

•	Tell us the accounting literature you used to determine the appropriate accounting of the tenant improvements, including the literature used to develop criteria to determine who owns tenants improvements.
Response

If the Company concludes that the tenant improvements belong to the lessor, then the Company records the leased asset on its financial statements and amortizes it to depreciation expense over the shorter of the lease term or the economic life, as defined in paragraph 5(f) of SFAS 13, of the asset.

If the Company concludes that the tenant improvements belong to the lessee, then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives and are recorded as deferred rent and amortized as a reduction to lease revenue over the lease term in accordance with paragraph 15 of SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases. FASB Technical Bulletin No. 88-1, Issues Relating to Accounting for

Leases, paragraph 7, states that payments made to or on behalf of the lessee represent incentives that should be considered reductions of rental expense by the lessee and reductions of rental revenue by the lessor over the term of the new lease. Incentives should be recognized on a straight-line basis over the term of the new lease in accordance with paragraph 15 of Statement 13, Technical Bulletin 85-3.

The Company used the guidance discussed in the SEC staff letter issued by Donald T. Nicolaisen, Chief Accountant of the SEC, on February 7, 2005, to the Center for Public Company Audit Firms providing the SEC staff’s view of criteria to determine the accounting treatments of tenant improvements that includes significant judgment and factors in evaluating if the tenant improvement should be recorded as an asset of the lessor or an asset of the lessee.

Also, as a supplemental note, the cost of the Company's funded tenant improvements represent only 1.4% of the consolidated balance sheet and are immaterial to the financial statements taken as a whole
4.	We have reviewed your response to comment 10. Please provide us with changes in the allowance for doubtful accounts that appear to have been omitted in your response. Please also provide us with the changes in the allowance for doubtful accounts for your contracts receivable separately from your trade accounts receivable.

Response

Regulation S-X, Rule 5-04 requiring Schedule II references S-X Rule 4-02, which provides that the schedule may be omitted if the schedule is not considered material. As of April 30, 2005, Schedule II – Valuation and Qualifying Accounts is as follows:

		Additions
	Balance at	Charged to	Charged to
	Beginning	Costs and	Other		Balance at
	of Year	Expenses	Accounts	Deductions	End of Year

Description

Allowance for doubtful accounts for contract receivables Year ended April 30, 2005	$—	$8,500	$—	$—	$8,500

Allowance for doubtful accounts for trade receivables Year ended April 30, 2005	$48,512	$68,454	$—	$55,665	$61,301

Total	$48,512	$76,954	$—	$55,665	$69,801

The Company evaluated the nature and extent of what should be included in the schedule and has determined that the balances for the beginning, ending and changes in the current year are immaterial for disclosure purposes. Management also believes that this schedule will continue to be immaterial based on the nature of our business.
Form 10-Q for the quarter ended October 31, 2005
General
5.	Please address the comments above in your interim filings as well.

Response

We will comply as necessary.
Consolidated Statements of Operations, page 2
6.	We have reviewed your response to comment 4. We remind you that paragraph 78 of FASB Concepts Statement No. 6 states that revenues are inflows or other enhancements of assets of an entity of settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations. In Note 1 (Organization and Business), you state you engage in real estate investment and development. Given this, it is unclear how you determined that the sale of real estate held for future development should no longer be reflected in revenues. Please clarify. In your Form 10-K for the year ended April 30, 2005, it appears that these sales were reported in your real estate segment’s revenues. Given that paragraph 29 of SFAS 131 states that the amount of each segment item reported shall be the measure reported to the chief operating decision maker for the purposes of making decisions about allocating resources to the segment and assessing its performance, tell us how you determined it is now appropriate to remove these sales from your real estate segment’s reported revenues in Note 6 (Operating Segments).

Response

As previously stated in our response letter dated March 8, 2006, the Company beginning as of the period ended January 31, 2006, reports sales of real estate held for future development or sale on a net basis as a separate line item within continuing operations after interest costs incurred on the income statement.

The Company will include the sales of real estate held for future development in the real estate segment’s reported revenues in all future filings, if applicable.

The reporting as discussed will provide consistency among the income statement, cash flow statement, and real estate segment’s reported revenues.

7.	We have reviewed your response to comment 12. Please address the following:
•	Your revenue recognition policy states that the energy services revenue are reported on percentage-of-completion method. Please clarify what method was used to recognize revenue related to this contract;

•	Please tell us the accounting literature that you used to determine that appropriate accounting for this transaction, including your treatment of the costs incurred as period costs;

•	In light of the contingencies within the contract, please explain to us how you determined it was not appropriate to use the completed-contract method. Refer to paragraphs 30 through 33 of SOP 81-1; and

•	Please provide us with the specific facts and circumstances as to why revenue was not fixed or determinable based on the provisions of the consulting services contract.
Response

As discussed in Note 2 to the financial statements for the year and period ended April 30, 2005, Energy Services segment revenues are reported on the percentage-of-completion method, using costs incurred to date in relation to estimated total costs of the contracts to measure the stage of completion in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The typical contract includes implementation of energy saving lighting programs and other energy related services that reduce energy consumption. The contract in question was acquired as part of the acquisition of The Wheatstone Energy Group, Inc. (‘WEGI”). WEGI was acquired on December 19, 2003, and subsequently became the Energy Services segment of Abrams Industries. The contract was owned by Escolutions, LLC which was owned 67% by the principals of WEGI. In this contract, there were two parts: (1) Escolutions, LLC agreed to provide business development services to a third party by introducing them to business contacts and opportunities in the market place and (2) the contract also provided for additional fees that were contingent specifically on any work/business that was generated from the introductions for the third party to construct/develop a specific project. The only part of the contract that remained at the time of the acquisition was the success-based contingent part of the contract that would result in revenue if the third party obtained the work to construct the specific project.

The costs associated with the consulting services were incurred and expensed as period cost in the period in which the services were performed which occurred prior to the acquisition. Any revenues associated with the contract were “success based” contingent on the a) the successful construction of the specific project and b) an executed agreement to sell Chilled Water/Services related to the specific project. When the Company acquired WEGI, the criteria of a) and b) had not been met and it was unknown if the contract would materialize into anything of value for the Company, therefore, no purchase price was allocated to the contract. Any possible value was contingent on the availability of public funding for the building to be constructed before the Company would benefit from this contract. Still after the one year purchase price adjustment period there were considerable unresolved risks and no viable public funding in place. The public funding for the project did not materialize until March 2005.

The Company accounted for this service contract under SAB 104, Revenue Recognition, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The bulletin identifies four criteria that generally should be met before revenue recognition can occur- persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured.

Based on the contingencies within the contract which stipulated that no amounts would be earned unless a) the successful construction of the specific project and b) an executed agreement to sell Chilled Water/Services related to the specific project, management determined that revenue recognition was not appropriate as the revenue associated with the contract was neither fixed nor determinable. In order for either of the criteria in a) and b) to possibly be met by the third party, public funding for the project had to been obtained. There was uncertainty as to the availability of the public funding for the project. The public funding for the project did not materialize until March 2005. Once the contingencies were resolved, management determined that the revenue associated with the contract was fixed and determinable.
If the Staff has any questions or further comments, please direct them to the undersigned at (770) 953-0304.
Very truly yours,
/s/ Mark J. Thomas
Mark J. Thomas
Chief Financial Officer

EXHIBIT A
Valuation Analysis—FY2006-2010
Conclusion
$(000)

Description	Amount
Fair Value of Discounted Cash Flows FY2006-2010 (Exhibit B)	$11,593

Net Asset Value 4/30/05	$4,849

Surplus—Cash Flows in Excess of Net Asset Value	$6,744

Coverage Ratio—Fair Value of Discount Cash Flows as a Percentage of Net Assets	239%

EXHIBIT B
Valuation Analysis
5-year Forecast (FY 2006 — 2010)

	2006		2007		2008		2009		2010
	AOP*	%	Projected	%	Projected	%	Projected	%	Projected	%

Revenues	5,714	100.0%	6,858	100.0%	8,324	100.0%	9,843	100.0%	12,052	100.0%

Total Sales	5,714	100.0%	6,858	100.0%	8,324	100.0%	9,843	100.0%	12,052	100.0%

Cost of Goods Sold	2,471	43.2%	2,932	42.7%	3,393	40.8%	3,817	38.8%	4,417	36.6%

Gross Margin	3,243	56.8%	3,926	57.3%	4,931	59.2%	6,026	61.2%	7,635	63.4%

SG&A	2,862	50.1%	3,310	48.3%	3,831	46.0%	4,437	45.1%	5,164	42.8%

Operating Income	381	6.7%	617	9.0%	1,100	13.2%	1,589	16.1%	2,471	20.5%

Interest Expense	(9)	-0.2%	(9)	-0.1%	(9)	-0.1%	(9)	-0.1%	(9)	-0.1%

Net Income Before Tax	372	6.5%	608	8.9%	1,091	13.1%	1,580	16.0%	2,462	20.4%

Tax (38%)	(141)	-2.5%	(231)	-3.4%	(415)	-5.0%	(600)	-6.1%	(936)	-7.8%

Net Income	231	4.0%	377	5.5%	677	8.1%	979	10.0%	1,527	12.7%

Net Income Before Tax	372		608		1,091		1,580		2,462
Interest Expense	9		9		9		9		9
Depreciation	73		108		170		195		270
Amortization	276		412		559		730		925

Total EBITDA	730		1,137		1,829		2,514		3,667

EBITDA, Cumulative	730		1,866		3,696		6,210		9,876

Net Income	231		377		677		979		1,527
Capital Expenditures	(887)		(868)		(1,102)		(1,105)		(1,456)
Depreciation & Amortization	349		520		729		925		1,195

Free Cash Flow	(307)		29		304		800		1,266

FCF, Cumulative	(307)		(279)		25		825		2,090

* Annual Operating Plan

EXHIBIT C
Valuation Analysis
Purchase Price Multiples Analysis Using Key Metrics as related to Net Asset Value
$(000)

	AOP*	Net Asset Value at 4/30/05
FY	2006	$3,949	$4,249	$4,549	$4,849	$5,149	$5,449	$5,749
Revenue	$5,714	0.69	0.74	0.80	0.85	0.90	0.95	1.01
EBITDA	$730	5.4	5.8	6.2	6.6	7.1	7.5	7.9
Operating Income	$381	10.4	11.2	11.9	12.7	13.5	14.3	15.1
Net Income	$231	17.1	18.4	19.7	21.0	22.3	23.6	24.9

	Projection	Net Asset Value at 4/30/05
FY	2007	$3,949	$4,249	$4,549	$4,849	$5,149	$5,449	$5,749
Revenue	$6,858	0.58	0.62	0.66	0.71	0.75	0.79	0.84
EBITDA	$1,137	3.5	3.7	4.0	4.3	4.5	4.8	5.1
Operating Income	$617	6.4	6.9	7.4	7.9	8.3	8.8	9.3
Net Income	$377	10.5	11.3	12.1	12.9	13.7	14.5	15.3

* Annual Operating Plan

EXHIBIT D
Valuation Analysis
Internal Rate of Return Analysis
$(000)

Terminal Value Calculation:	Multiple (x)
FY	2010	4.0	4.5	5.0	6.5	8.0
EBITDA	$3,667	$14,666	$16,499	$18,333	$23,832	$29,332

Less: Debt Repayment		$0	$0	$0	$0	$0

Terminal Value		$14,666	$16,499	$18,333	$23,832	$29,332

Cash Flows:	Year Ending April 30
	2006	2007	2008	2009	2010
Free Cash Flow	($307)	$29	$304	$800	$1,266

Terminal Value					$18,333

Total Cash Inflows	($307)	$29	$304	$800	$19,598

		Net Asset
		Value	Year Ending April 30
IRR Calculation:		04/30/05	2006	2007	2008	2009	2010
IRR:
	35%	($4,549)	($307)	$29	$304	$800	$19,598
	33%	($4,849)	($307)	$29	$304	$800	$19,598
	32%	($5,149)	($307)	$29	$304	$800	$19,598

EXHIBIT E
Valuation Analysis
Discounted Cash Flow Analysis
$(000)

Terminal Value Calculation:		Multiple (x)
FY	2010	4.0	4.5	5.0	6.5	8.0
EBITDA	$3,667	$14,666	$16,499	$18,333	$23,832	$29,332

Less: Debt Repayment		$0	$0	$0	$0	$0

Terminal Value		$14,666	$16,499	$18,333	$23,832	$29,332

Cash Flows:	Year Ending April 30
	2006	2007	2008	2009	2010
Free Cash Flow	($307)	$29	$304	$800	$1,266

Terminal Value					$18,333

Total Cash Inflows	($307)	$29	$304	$800	$19,598

Discounted Present Value Calculation:	Year Ending April 30
	2006	2007	2008	2009	2010
Total Cash Inflows	($307)	$29	$304	$800	$19,598

	Discounted
Discount Rate	Present
(Cost of Capital)	Value	Discounted Cash Inflows
11%	$12,126	($277)	$23	$222	$527	$11,631
12%	$11,593	($274)	$23	$216	$508	$11,121
13%	$11,089	($272)	$22	$210	$490	$10,637

EXHIBIT F
Valuation Analysis
50% Growth Rate & 1% Higher Discount Rate
Discounted Cash Flow Analysis
$(000)

Terminal Value Calculation:
		Multiple (x)
FY	2010	4.0	4.5	5.0	5.5	6.0
EBITDA	$1,715	$6,860	$7,718	$8,575	$9,433	$10,290

Less: Debt Repayment		$0	$0	$0	$0	$0

Terminal Value		$6,860	$7,718	$8,575	$9,433	$10,290

Cash Flows:	Year Ending April 30
	2006	2007	2008	2009	2010
Free Cash Flow	($307)	($51)	$183	$251	$463

Terminal Value					$8,575

Total Cash Inflows	($307)	($51)	$183	$251	$9,038

Discounted Present Value Calculation:	Year Ending April 30
	2006	2007	2008	2009	2010
Total Cash Inflows	($307)	($51)	$183	$251	$9,038

	Discounted
Discount Rate	Present
(Cost of Capital)	Value	Discounted Cash Inflows
11%	$5,345	($277)	($41)	$134	$165	$5,364
12%	$5,103	($274)	($41)	$130	$160	$5,128
13%	$4,874	($272)	($40)	$127	$154	$4,905

EXHIBIT G
Valuation Analysis—FY2006-2010
50% Growth Rate & 1% Higher Discount Rate
Conclusion—Equity Coverage
$(000)

Description	Amount
Fair Value of Discounted Cash Flows FY2006-2010 Cash Flows (Exhibit F)	$4,874

Net Asset Value 4/30/05	$4,849

Surplus—Cash Flows in Excess of Net Asset Value	$25

Coverage Ratio—Discounted Cash Flows as a Percentage of Net Asset Value	101%